Exhibit 99.1
Shinhan Financial Group submitted a ‘ 2018 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange

On March 6, 2019, Shinhan Financial Group submitted a ‘2018 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange. The English summary report is available at our website (www.shinhangroup.com/en).

Shinhan Bank and Shinhan card, wholly owned subsidiaries of Shinhan Financial Group, also submitted a ‘2018 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange on March 6, 2019 and the reports are available at the following websites, www.shinhan.com and www.shinhancard.com.